SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Pursuant to Rule 13a - 16 or 15d - 16 of

The Securities and Exchange Act of 1934

For the Month of July 2004

HANSON PLC

(Translation of registrant’s name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F  ☒        Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐        No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

HANSON PLC

By:	/s/ Graham Dransfield
Graham Dransfield
Legal Director

Date: July 28, 2004

July 28, 2004

Hanson PLC Interim Results 2004

•	Turnover (inc. joint-ventures and associates) £1,808.5 million (£1,915.0m)

•	Profit before tax (pre-exceptionals) £113.9 million (£120.6m)

•	EPS (pre-goodwill/exceptionals) 15.2p (16.1p)

•	Basic EPS 10.0p (13.5p)

•	Free cash flow (operating cash flow after interest and taxation) £131.6m (£178.7m)

•	Gearing 34.4% (39.0%)

•	Interim dividend up 7% to 5.35p (5.00p)

Alan Murray, Chief Executive, said: “Strong performances in US and Australian aggregates operations have been a positive feature of the first half, but have been insufficient to overcome cost pressures and disappointing UK volumes. However, the construction outlook remains satisfactory in the US, Australia and Spain and we continue to anticipate some improvement in 2004.”

Overview

The group’s first half performance has been mixed. Pre-tax profit (before exceptional items) was down 5.6%, although, but for higher pension costs and adverse exchange translation impact, the group would have reported a small improvement. Continued strength in Australia and a strong improvement in the US Aggregates business has helped mitigate infrastructure related weakness in the UK and higher input costs in US concrete products.

Turnover in the first half of 2004 (including joint-ventures and associates) totalled £1,808.5 million, a decrease of 5.6% over 2003 (£1,915.0m). Turnover from continuing operations (including joint-ventures and associates) was marginally up at £1,802.4 million (£1,799.6m), despite an adverse currency translation effect of £77.7 million.

First half operating profit before exceptional items (after goodwill amortisation of £26.5 million (£28.2m) and including joint-ventures and associates) fell by £10.8 million to £148.1 million (£158.9m). There were strong performances from Hanson Australia (61.0% increase in operating profit) and Hanson Aggregates North America (53.8% increase), but operating profit fell significantly in Hanson Building Products North America and UK Aggregates.

Within the group’s operating profit, property disposals contributed £9.8 million (£1.0m). Two additional factors had an impact: the negative translation effect of weaker currencies (£7.1m), in particular the US dollar, and a £4.8 million increase in the group’s pension charge.

Pre-tax profit (before exceptional items) was £113.9 million (£120.6m). The tax rate on pre-exceptional profit was 24.8% (25.2%). Earnings per share before exceptional items were 11.6p (12.2p), down 4.9% on 2003.

Outlook

The construction outlook in the US, Australia and Spain remains satisfactory and the group continues to anticipate some improvement in 2004.

Although a mild US winter last year contributed to an unusually long construction season, the group anticipates a stronger year-on-year second half result in North America. Trading progress should reflect better cost performance, higher pressure pipe volumes and selling price growth. In this latter respect, US concrete product prices are being increased to meet higher steel and cement costs and this should start to improve margins towards the end of the year once the existing order book has been shipped.

Australia and Spain should continue to make progress, assisted by generally robust construction market outlooks. In both markets, residential activity is still strong and infrastructure related work is growing.

The UK will continue to be affected by higher pension costs and lower infrastructure related activity. However, some underlying improvement in Building Products is anticipated in the second half and the new management team in UK Aggregates is developing plans to help restore margins.

Throughout the group, attention will continue to be focused on improving operational efficiency and overcoming higher input costs. In addition, Hanson will continue to utilise its strong cash flows to invest in capital expenditure and bolt-on acquisitions. However, Hanson will actively consider share buy-backs as a means to maintain an appropriate capital structure when circumstances are suitable.

As ever, reported results will be dependent on the US dollar/sterling exchange rate and weather patterns.

Exchange impact

Continuing weakness in the US dollar has had a negative impact on the translation into sterling of US operating profits. The average US$/£ rate for the six months to June 30, 2004 fell 13.1% compared to the prior year period to $1.8210 ($1.6096). Although this is partly mitigated by US dollar net interest expense of £27.0 million, the net adverse effect of total currency movements on continuing operating profit* was £7.1 million and on pre-tax profit (before exceptional items) was £3.9 million.

As part of the group’s policy of matching a proportion of currency assets with currency liabilities, Hanson holds debt in foreign currency. Exchange movement has reduced the sterling value of this net debt by £77.2 million during the first half. As noted above, the interest expense on foreign currency debt also acts as a partial hedge to the translation of overseas operating profits.

Exceptional items

Pre-tax exceptional items totalled a net charge of £18.8 million (£66.1m). This includes a charge of £19.2 million (£65.2m) in respect of the group’s exposure to asbestos liabilities. An exceptional net tax credit of £6.8 million (£76.0m) includes a £7.5 million credit (£25.4m) in relation to taxation recoverable in respect of this asbestos related charge.

Corporate development

Hanson continued to invest in its future growth through capital expenditure and acquisitions totalling £135.5 million in the first half.

Capital expenditure totalled £95.6 million (£96.4m), which was equivalent to 121.3% (118.9%) of depreciation. Projects include a 7 million ton production capacity quarry upgrade in Texas, as well as plant upgrades in Australia and transport fleet improvements in Malaysia and Australia. In the UK, projects include improved asphalt production with new facilities at three sites, new bagged aggregate plants and automation of brick handling at two locations. Also, as part of a six year UK upgrade programme, the group has refurbished another brick kiln. Over the next four years, four more brick kilns will be upgraded.

First half acquisition costs totalled £39.9 million across six transactions. In March, Hanson acquired US brick manufacturer, Athens Brick, for $40.4 million. Other acquisitions include concrete products manufacturers in Texas, Florida and Australia, together with ready-mixed concrete and quarrying operations in Australia. Since the period end, Hanson has also completed the acquisition of a concrete pipe and products manufacturer located in Florida and southern Alabama.

Disposals of non-core and underperforming businesses raised £10.9 million and include the group’s UK concrete drainage operations. In addition, in July the group announced an agreement to sell its predominantly ready-mixed concrete operations in Thailand for approximately $45 million.

Financial position

Hanson retains a strong financial position. Net cash from operating activities was £178.4 million (the prior year figure of £217.6m included c.£40m in respect of insurance receipts and other non-trading related movements). Net debt remains comfortable at £933.2 million (£942.2m at December 31, 2003), with gearing at 34.4% (34.6% at December 31, 2003). EBITA net interest cover (before exceptional items) also improved to 5.5x (5.1x).

Hanson is in the process of arranging a $350 million revolving credit facility in the London market. This five year facility is being syndicated amongst a group of relationship banks. Commitments have been received in excess of $350 million and the Company is finalising documentation which it expects to complete in the next few weeks. The facility partially replaces a £259.9 million 364 day facility which matured in March 2004. The new five year facility carries the same 37.5bp margin as the previous 364 day one.

Dividend

The Board has declared an interim dividend of 5.35 pence (5.0p) per share payable on September 17, 2004 to those shareholders on the register at the close of business on August 27, 2004. This represents an increase of 7%. The shares are expected to trade ex-dividend on August 25, 2004.

Asbestos

As indicated in the June trading statement, new asbestos claimants in the period totalled approximately 11,700 compared to 7,900 in the second half of last year and 21,000 in the first half of last year. Claims representing approximately 3,500 claimants were resolved (of which approximately 70% were dismissed). At the end of June 2004, outstanding claimants totalled approximately 132,400 (124,200 at December 2003). Over 90,000 of these claimants, as well as the majority of new claimants filed in the period, are in Mississippi and Ohio.

The gross cost of resolving asbestos claims during the period was $32.0 million, $8.2 million higher than the second half of last year. This has been driven largely by plaintiff lawyers in reaction to the deliberations which have taken place in the US Senate aimed, currently unsuccessfully, at achieving a Federal asbestos reform bill. The net first half cost for 2004 (after insurance recoveries and before tax) was $2.6 million.

Current expectations for the second half of 2004, based on current court schedules, are that the gross cost should return to a level more in line with last year’s second half. Consequently, Hanson has maintained a balance sheet provision for gross asbestos costs of approximately $320 million ($316.8m at December 2003) by taking a pre-tax, non operating exceptional charge of $35 million (approximately £12 million post tax) at the half year. Any requirement for an increase in the level of gross provision will be assessed at the year end based on underlying gross cost trends.

Assumed available insurance, which offsets the gross cost provision, reduced from $73 million at December 31, 2003 to $43 million at June 30, 2004 through first half utilisation. Hanson continues to seek to improve its available insurance cover through a combination of negotiation and litigation, although this remains a complicated process.

Management changes and restructure

In June, Hanson announced changes to its senior management team and management reporting structure.

The group’s 2004 interim results are reported on the basis of its former management reporting structure. Restated historical financial information reflecting the new structure is available on the group’s website and the full year 2004 results will be prepared on this new basis.

Review of operations

North America

Continuing turnover (including joint-ventures and associates)	£725.4 million (£706.8m)
Continuing operating profit (pre-exceptionals)	£68.7 million (£73.5m)

Continuing turnover of £725.4 million was 2.6% above the 2003 figure of £706.8 million, while continuing operating profit* was £68.7 million, 6.5% below the prior year total of £73.5 million. In constant currency, continuing turnover was 15.6% above the prior year and continuing operating profit* was 4.6% ahead.

Volume and cost improvements in the Aggregates division have been offset by the impact of poor weather in June in Texas (which contributes approximately 20% of North American turnover). Higher costs in Building Products have been experienced in areas such as steel, energy and freight.

Aggregates

Aggregates has enjoyed generally strong markets. Continuing turnover of £432.6 million was 7.1% above the prior year of £403.8 million. Margins improved by over 2ppts and continuing operating profit* increased by 53.8% to £32.6 million (£21.2m), including £8.1 million (£0.6m) of property disposal profits.

Heritage aggregates volumes were 7.2% up in the first half. Notable areas of strength were Arizona, the south east, north east and most of the mid west. Underlying demand in Texas was also strong although poor weather in June, especially, affected volumes. Most of California remained subdued, with the exception of demand for cement in northern California.

Selling prices were flat overall, although this disguises different regional trends. Prices rose in most regions, by between 2.3% and 3.5%. The exception was in the south west, which includes our Texas operations.

Cost reduction initiatives targeted at achieving $17 million of annualised savings in 2004 and $30 million in 2005 are comfortably on track. Savings have principally arisen through the closure of regional offices, centralisation of support functions, the elimination of surplus assets and operational benchmarking initiatives.

Building Products

Building Products has had a disappointing first half, principally due to lower pressure pipe volumes and higher input costs. Continuing turnover of £292.8 million was 3.4% down and continuing operating profit* fell to £36.1 million from £52.3 million.

Heavy rains in June slowed shipments of concrete products in Texas, while in the west the construction season started slowly due to poor weather in the early part of the year. In addition, despite a record concrete pipe order book and positive volume trends in major product lines, cost performance has suffered as a result of increased raw material and freight costs.

However, the Brick & Tile operation continues to perform strongly, helped by the successful Athens Brick acquisition and good underlying residential related demand. Heritage brick volumes were up 14.1% and prices rose 3.4%.

UK

Continuing turnover (including joint-ventures and associates)	£551.1 million (£574.9m)
Continuing operating profit (pre-exceptionals)	£43.7 million (£60.1m)

In the UK, the market for aggregates and building products has been relatively subdued. Continuing turnover of £551.1 million was 4.1% below the prior year of £574.9 million. Including the impact of approximately £8 million higher pension charges, continuing operating profit* fell by £16.4 million to £43.7 million (£60.1m). Besides pension costs, the principal issues have been lower volumes and the knock-on effect on margins for certain products.

Aggregates

Continuing turnover for the UK Aggregates division was £394.4 million, which was 5.9% down on 2003’s £419.0 million. Continuing operating profit* was £24.8 million compared to £37.7 million, partly as a result of increased pension costs.

While pricing continues to move ahead in the major product areas, by approximately 1-4%, volumes are weaker, in particular in asphalt (-10.1%). Other product volumes fell by between 1.8% and 3.5%. Infrastructure demand from both central and local government has been poor, while commercial and industrial development remains subdued. Regionally, the south east, London and the midlands have witnessed the most weakness, although Hanson’s national market share remains broadly stable.

Following recent senior management changes, cost saving initiatives are being fast-tracked and an overall strategy review has been launched.

Building Products

UK Building Products’ first half performance was affected by higher pension costs, lower brick volumes and higher input costs. Although continuing turnover of £156.7 million was broadly in line with the prior year (£155.9m), continuing operating profit* fell £3.5 million to £18.9 million (£22.4m).

Despite a strong order book, brick sales volumes were 7.8% lower, reflecting limited availability of extruded product and new build activity currently favouring apartments rather than houses. Nevertheless, pricing remains strong (+7.7%), helping to offset increases in input costs such as gas and electricity, as well as steel in the concrete flooring business. Volumes and prices in the division’s other principal products, including concrete blocks and flooring which are benefiting from apartment related demand, were generally good.

Australia

Continuing turnover (including joint-ventures and associates)	£282.7 million (£239.2m)
Continuing operating profit (pre-exceptionals)*	£29.3 million (£18.2m)

Strong trading conditions in Australia have continued into the first half of 2004. Volume and price increases in both aggregates and ready-mixed concrete have contributed to continuing turnover growth of 18.2% to £282.7 million (£239.2m). A beneficial exchange translation effect and several small bolt-on acquisitions totalling £4.2 million have also made a positive contribution. With margins improving by 2.8ppts, continuing operating profit* of £29.3 million (£18.2m) was 61.0% above the prior year.

Construction materials demand remains strong in metropolitan markets. Heritage aggregates sales volumes increased by 9.7% primarily due to strong demand from both Sydney and Melbourne infrastructure projects, plus good secondary materials demand in Brisbane. Aggregates selling price increases were implemented in April and prices are up 2.5% in the first half. In addition, heritage ready-mixed concrete sales increased by 3.1% and selling prices by 3.4%, with Sydney again performing strongly. The building products division also delivered improved results, thanks to the strong demand for heritage masonry products, price increases and the contribution from the Besser Tasmania acquisition.

Continental Europe & Asia

Continuing turnover (including joint-ventures and associates)	£243.2 million (£278.7m)
Continuing operating profit (pre-exceptionals)*	£18.0 million (£18.1m)

Continuing turnover of £243.2 million was 12.7% below the prior year of £278.7 million principally due to ready-mixed concrete disposals in Spain and lower volumes in Hong Kong. Improved margins from Continental Europe, in particular Spain, meant that continuing operating profit* of £18.0 million was broadly in line with the prior year (£18.1m).

In Spain, where local currency operating profit is up 15.0%, continued strong demand in Madrid, Barcelona and Valencia has led to an increase in heritage aggregates volumes and higher ready-mixed concrete prices. In Asia, the contribution from the group’s Thai operations, the sale of which is scheduled to take place at the end of July 2004, fell to £1.4 million (£1.7m).

*	including joint-ventures and associates and before exceptional items.

Appendices:	(i)	Financial highlights
	(ii)	Operating statistics
	(iii)	Financial statements

Further information on Hanson can be found at www.hanson.biz

Inquiries:	Justin Read
Hanson PLC
Tel: +44 (0) 20 7245 1245

Notes:

1.	Hanson is one of the world’s leading heavy building materials companies. It is the largest producer of aggregates – crushed rock, sand and gravel – and one of the largest producers of concrete products, clay bricks and ready-mixed concrete in the world. Its other principal products include asphalt and concrete roof tiles and its operations are in North America, the UK, Australia, Continental Europe and Asia Pacific.

2.	Hanson operates an e-mail distribution service for press releases and other corporate information. Registration for this service, which includes e-mail alerts two days prior to results announcements and publication of company reports, is via its website (www.hanson.biz).

3.	High-resolution Hanson images are available to download from Hanson’s website and from www.newscast.co.uk.

Forward-looking statements made in this press release involve and are subject to risks, uncertainties and other factors that could cause actual results and developments to differ materially from those expressed or contemplated by such statements. Factors that could cause such differences are set out in detail in Hanson’s 20-F filing with the Securities and Exchange Commission of the United State of America and include, but are not limited to, the general strength or weakness of the construction industry in North America, the United Kingdom, Continental Europe, Asia and Australia; changes in government policy or legislation in the regions and territories in which Hanson operates such as the approval of SAFETEA as the successor to TEA-21 in the United States of America or the introduction of the Aggregates Levy in the United Kingdom; costs of materials including cement, bitumen, energy, and fuel; inclement weather conditions during peak construction periods; the availability of and access to resources in geographic areas of customer demand; the pricing policies of competitors; and changes in exchange rates.

Appendix (i)

Financial highlights

	June 2004 £m		June 2003 £m
i) Simplified profit and loss
Turnover
North America
Hanson Aggregates	432.6		403.8
Hanson Building Products	292.8		303.0

	725.4		706.8
UK
Hanson Aggregates	394.4		419.0
Hanson Building Products	156.7		155.9

	551.1		574.9
Australia	282.7		239.2

Continental Europe & Asia
Hanson Continental Europe & Marine	158.0		176.7
Hanson Asia Pacific	85.2		102.0

	243.2		278.7
Discontinued	6.1		115.4

	1,808.5		1,915.0

EBITA
North America
Hanson Aggregates	39.4		28.2
Hanson Building Products	42.7		59.5

	82.1		87.7
UK
Hanson Aggregates	27.6		40.5
Hanson Building Products	19.5		23.0

	47.1		63.5
Australia	35.1		23.6

Continental Europe & Asia
Hanson Continental Europe & Marine	18.8		18.0
Hanson Asia Pacific	3.1		4.5

	21.9		22.5
Discontinued	0.2		(1.8)

	186.4		195.5
Goodwill amortisation	(26.5)		(28.2)
Central	(11.8)		(8.4)

EBIT	148.1		158.9
Interest payable	(32.0)		(36.5)
FRS 12 discount	(2.2)		(1.8)

Profit before taxation and exceptional items	113.9		120.6
Exceptional items
Operating items	—		(3.5)
Non-operating items	(18.8)		(62.6)

Profit before taxation	95.1		54.5
Taxation
Charge for year	(28.2)		(30.4)
Exceptional items	6.8		76.0

Profit after taxation	73.7		100.1

Earnings per ordinary share
Basic	10.0	p	13.5	p
Basic before exceptional/goodwill amortisation	15.2	p	16.1	p

ii) Other financial highlights

Depreciation	78.9		81.1
Depletion	17.1		16.0
Operating cashflow	178.4		217.6
Capital expenditure	95.6		96.4
Net debt	933.2		1,073.4
Shareholders’ funds	2,709.7		2,755.4
Gearing	34.4%		39.0%

Appendix (ii)

Operating statistics

Volume/price movement

6 months to June 30, 2004

% movement

	Volumes (continuing)	Volumes (heritage)	Prices (heritage)
North America
Aggregates*	16.5	7.2	0.0
Asphalt	56.8	24.3	-3.2
Ready-mixed concrete	5.0	2.5	2.8
Bricks	18.4	14.1	3.4
Concrete products	7.6	7.6	0.1

UK
Aggregates#	-2.5	-2.5	2.7
Asphalt	-10.1	-10.1	0.9
Ready-mixed concrete	-3.5	-3.5	1.1
Bricks	-7.8	-7.8	7.7

AUSTRALIA
Aggregates	17.5	9.7	2.5
Ready-mixed concrete	5.6	3.1	3.4

Information includes Hanson’s share of joint-ventures and associates

*	includes marine dredged aggregates
#	excludes marine dredged aggregates

Appendix (iii)

Consolidated profit and loss account

for the 6 months ended June 30, 2004

December 2003 £m			June 2004		June 2004		June 2004		June 2003		June 2003		June 2003
			Before exceptional items Unaudited £m		Exceptional items Unaudited £m		Total Unaudited £m		Before exceptional items Unaudited £m		Exceptional items Unaudited £m		Total Unaudited £m
		Turnover
3,956.5		Turnover – including joint-ventures and associates	1,808.5		—		1,808.5		1,915.0		—		1,915.0
(337.4)		Less joint-ventures and associates	(165.4)		—		(165.4)		(164.7)		—		(164.7)
3,619.1		Group turnover	1,643.1		—		1,643.1		1,750.3		—		1,750.3
3,482.6		Continuing operations	1,632.0		—		1,632.0		1,635.1		—		1,635.1
—		Acquisitions	5.0		—		5.0		—		—		—
136.5		Discontinued	6.1		—		6.1		115.2		—		115.2
(3,354.7)		Costs and overheads less other income(1)	(1,509.1)		—		(1,509.1)		(1,611.2)		(3.5)		(1,614.7)
264.4		Group operating profit	134.0		—		134.0		139.1		(3.5)		135.6
42.0		Share of joint-ventures and associates	14.1		—		14.1		19.8		—		19.8
306.4		Operating profit including joint-ventures and associates	148.1		—		148.1		158.9		(3.5)		155.4
309.4		Continuing operations	146.8		—		146.8		161.5		(3.5)		158.0
—		Acquisitions	1.1		—		1.1		—		—		—
(3.0)		Discontinued	0.2		—		0.2		(2.6)		—		(2.6)
363.3		Operating profit including joint-ventures and associates before amortisation of goodwill	174.6		—		174.6		187.1		(3.5)		183.6
(56.9)		Goodwill amortisation	(26.5)		—		(26.5)		(28.2)		—		(28.2)
306.4		Operating profit including joint-ventures and associates	148.1		—		148.1		158.9		(3.5)		155.4
		Exceptional items
(97.6)		Loss on disposal and termination of operations(2)	—		(18.8)		(18.8)		—		(62.6)		(62.6)
2.7		Profit on disposal of fixed assets	—		—		—		—		—		—
(94.9)			—		(18.8)		(18.8)		—		(62.6)		(62.6)
(74.5)		Net interest (payable) and similar charges	(34.2)		—		(34.2)		(38.3)		—		(38.3)
137.0		Profit on ordinary activities before taxation	113.9		(18.8)		95.1		120.6		(66.1)		54.5

		Taxation
(78.9)		Charge for period	(28.2)		—		(28.2)		(30.4)		—		(30.4)
121.8		Exceptional items (see note 3)	—		6.8		6.8		—		76.0		76.0
42.9			(28.2)		6.8		(21.4)		(30.4)		76.0		45.6

179.9		Profit on ordinary activities after taxation	85.7		(12.0)		73.7		90.2		9.9		100.1

(120.9)		Dividends(3)	(42.7)		—		(42.7)		(36.4)		—		(36.4)
59.0		Transfer to reserves	43.0		(12.0)		31.0		53.8		9.9		63.7

		Earnings per ordinary share
24.4	p	- Basic	11.6	p	(1.6	)p	10.0	p	12.2	p	1.3	p	13.5	p
32.1	p	- Before goodwill amortisation	15.2	p	(1.6	)p	13.6	p	16.1	p	1.3	p	17.4	p
24.4	p	- Diluted	11.6	p	(1.6	)p	10.0	p	12.2	p	1.3	p	13.5	p
32.1	p	- Before goodwill amortisation	15.2	p	(1.6	)p	13.6	p	16.1	p	1.3	p	17.4	p
(1)	Included within costs and overheads less other income for December 2003 are operating exceptional items of £(87.8) million.
(2)	Included in the loss on disposal and termination of operations is a charge of £19.2 million in respect of the group’s exposure to asbestos liabilities. A credit of £7.5 million, representing the taxation recoverable in respect of this charge, is included within the exceptional taxation items. Further details are included in note 3 to the interim financial information.
(3)	Included within dividends is the proposed 2004 interim dividend of £39.4 million and an adjustment in respect of the prior year of £3.3 million.

The average exchange rates used for the consolidated profit and loss account were June 30, 2004 $1.8210 to the £, June 30, 2003 $1.6096 to the £, and December 31, 2003 $1.6324 to the £.

Consolidated balance sheet

at June 30, 2004

	June 2004 Unaudited £m		December 2003 £m
Fixed assets
Intangible assets	741.6		811.8
Tangible assets	2,494.3		2,563.1
Investments	299.0		238.9
	3,534.9		3,613.8

Current assets
Stocks	294.4		307.7
Debtors	1,081.1		1,037.1
Investments	0.1		0.2
Cash at bank	1,346.6		1,510.6
	2,722.2		2,855.6

Prepayments and accrued income
Amounts due from insurers for Koppers’ liabilities (see below)	181.2		201.2
	2,903.4		3,056.8

Creditors - due within one year
Debenture loans	815.6		961.7
Bank loans and overdrafts	29.4		25.2
Trade creditors	287.7		272.8
Other creditors	372.2		346.7
Dividends	39.4		84.5
	1,544.3		1,690.9

Net current assets	1,359.1		1,365.9
Total assets less current liabilities	4,894.0		4,979.7

Creditors - due after one year
Debenture and other loans	1,233.6		1,261.9
Bank loans	201.2		204.0
	1,434.8		1,465.9

Provisions for liabilities and charges
Koppers’ liabilities transferred to insurers (see above)	181.2		201.2
Provisions for other liabilities	568.3		590.2
	749.5		791.4

Capital and reserves
Share capital	73.7		73.7
Reserves	2,636.0		2,648.7
Equity shareholders’ funds	2,709.7		2,722.4
	4,894.0		4,979.7

Net debt	933.2		942.2
Net assets per ordinary share	367.7	p	369.4	p

The exchange rates used for the consolidated balance sheet were June 30, 2004 $1.8213 to the £ and December 31, 2003 $1.7738 to the £.

Approved by the Board of Directors on July 28, 2004

Alan Murray, Chief Executive

Jonathan Nicholls, Finance Director

Summary consolidated cash flow statement

for the 6 months ended June 30, 2004

December 2003 £m		June 2004 Unaudited £m	June 2003 Unaudited £m
306.4	Operating profit (including joint-ventures and associates)	148.1	155.4
(42.0)	Share of joint-ventures and associates (pre-goodwill amortisation)	(15.6)	(19.8)
208.9	Depreciation and depletion	96.0	97.1
56.9	Amortisation of goodwill	26.5	28.2
84.6	Impairments	—	—
(2.3)	Profit on disposal of fixed assets	(0.9)	(2.3)
32.6	Provisions charged	7.6	7.7
(48.0)	Provisions utilisation	(20.9)	(23.6)
(60.6)	Increase in working capital	(62.4)	(25.1)
536.5	Net cash inflow from operating activities	178.4	217.6
24.7	Dividends received from joint-ventures and associates	4.3	7.1
(63.9)	Return on investments and servicing of finance	(33.4)	(28.4)
(18.4)	Taxation	(13.4)	(10.5)
(208.2)	Purchase of tangible fixed assets	(95.6)	(96.4)
24.5	Sale of tangible fixed assets	8.3	14.6
(173.9)	Acquisitions of businesses and investments	(50.8)	(31.6)
174.0	Disposals of businesses and investments	24.3	92.6
(116.3)	Dividends paid	(87.8)	(79.7)
(160.3)	Management of cash deposits and liquid resources	94.1	(12.8)

18.7	Net cash inflow before financing	28.4	72.5

	Financing
32.5	(Decrease) in gross debt	(73.6)	(65.5)
32.5	Net cash (outflow) from financing	(73.6)	(65.5)
51.2	Net cash (outflow) inflow after financing	(45.2)	7.0

	Reconciliation of net cash flow movement to movement in net debt
(647.2)	Decrease (increase) in long-term debt	2.1	(656.7)
172.8	(Decrease) increase in cash deposits	(94.1)	25.7
(12.5)	(Decrease) in liquid resources	—	(12.8)
614.7	Decrease in short-term loans	71.5	722.2
179.0	Change in net debt resulting from cash flows	(65.7)	85.4
(4.0)	Other financing movements	(2.5)	(0.5)
52.7	Exchange movement	77.2	11.6
227.7	Movement in net debt in the period	9.0	96.5
(1,169.9)	Opening net (debt)	(942.2)	(1,169.9)
(942.2)	Closing net (debt)	(933.2)	(1,073.4)

Statement of total recognised gains and losses for the 6 months ended June 30, 2004

December 2003 £m		June 2004 Unaudited £m	June 2003 Unaudited £m
179.9	Profit on ordinary activities after taxation	73.7	100.1
3.2	Currency translation differences on foreign net equity	(43.7)	31.5
183.1	Total gains and losses recognised since last Annual Report	30.0	131.6

The average exchange rates for the summary consolidated cash flow statement and the statement of total recognised gains and losses were June 30, 2004 $1.8210 to the £, June 30, 2003 $1.6096 to the £, and December 31, 2003 $1.6324 to the £.

Segment information

for the 6 months ended June 30, 2004 unaudited

	June 2004	June 2003	June 2004	June 2003
	Profit		Turnover
Operating profit and turnover including joint- ventures & associates	£m	£m	£m	£m
North America
Hanson Aggregates	32.6	21.2	432.6	403.8
Hanson Building Products	36.1	52.3	292.8	303.0
	68.7	73.5	725.4	706.8

UK
Hanson Aggregates	24.8	37.7	394.4	419.0
Hanson Building Products	18.9	22.4	156.7	155.9
	43.7	60.1	551.1	574.9

Australia	29.3	18.2	282.7	239.2

Continental Europe & Asia
Hanson Continental Europe & Marine	17.5	16.9	158.0	176.7
Hanson Asia Pacific	0.5	1.2	85.2	102.0
	18.0	18.1	243.2	278.7

Continuing operating profit and turnover	159.7	169.9	1,802.4	1,799.6

Central items	(11.8)	(8.4)	—	—
Discontinued	0.2	(2.6)	6.1	115.4
Operating exceptional items	—	(3.5)	—	—
	148.1	155.4	1,808.5	1,915.0

By geographical location
UK	41.1	61.2	573.9	600.1
North America	66.8	71.6	725.4	706.8
Continental Europe	10.2	9.3	135.2	151.5
Australia	29.3	18.2	282.7	239.2
Asia	0.5	1.2	85.2	102.0
Discontinued	0.2	(2.6)	6.1	115.4
Operating exceptional items	—	(3.5)	—	—
	148.1	155.4	1,808.5	1,915.0

	June 2004	June 2004	June 2004	June 2003	June 2003	June 2003
Continuing operating profit before goodwill amortisation	Gross £m	Goodwill £m	Net £m	Gross £m	Goodwill £m	Net £m
North America
Hanson Aggregates	39.4	(6.8)	32.6	28.2	(7.0)	21.2
Hanson Building Products	42.7	(6.6)	36.1	59.5	(7.2)	52.3
	82.1	(13.4)	68.7	87.7	(14.2)	73.5
UK
Hanson Aggregates	27.6	(2.8)	24.8	40.5	(2.8)	37.7
Hanson Building Products	19.5	(0.6)	18.9	23.0	(0.6)	22.4
	47.1	(3.4)	43.7	63.5	(3.4)	60.1

Australia	35.1	(5.8)	29.3	23.6	(5.4)	18.2

Continental Europe & Asia
Hanson Continental Europe & Marine	18.8	(1.3)	17.5	18.0	(1.1)	16.9
Hanson Asia Pacific	3.1	(2.6)	0.5	4.5	(3.3)	1.2
	21.9	(3.9)	18.0	22.5	(4.4)	18.1
Continuing operating profit	186.2	(26.5)	159.7	197.3	(27.4)	169.9

The operating profit disclosures in the business segment analysis above and in note 5 include £9.8m (£1.0m) in respect of surplus property and land disposals, consistent with the way that management now analyses the business. Previously trading profit excluded property income. Property gains are allocated as follows – North America £8.1m (£0.6m); UK £0.6m (£0.1m); Australia £1.1m (£nil); Continental Europe & Asia £nil (£0.3m).

Notes to the interim financial information

1.	Reconciliation of movements in shareholders’ funds for the 6 months ended June 30, 2004 and the 12 months ended December 31, 2003

	June 2004 £m	December 2003 £m
Opening shareholders’ funds	2,722.4	2,660.2
Profit on ordinary activities after taxation	73.7	179.9
Dividends
- paid	—	(36.4)
- adjustment in respect of the prior year	(3.3)	—
- proposed	(39.4)	(84.5)
	2,753.4	2,719.2
Currency translation differences on foreign net equity	(43.7)	3.2
Closing shareholders’ funds	2,709.7	2,722.4

2.	Analysis of net (debt)

	December 2003 £m	Cash flow £m	Other non-cash movement £m	Exchange movement £m	June 2004 £m
Cash and liquid resources per balance sheet	1,510.6	(132.1)	—	(31.9)	1,346.6
Overdrafts	(22.1)	(7.2)	—	1.2	(28.1)
Bank debt due within one year	(3.1)	1.8	—	—	(1.3)
Bank loans and overdrafts per balance sheet	(25.2)	(5.4)	—	1.2	(29.4)
Debt due within one year
Debenture debt	(960.1)	70.6	0.1	74.9	(814.5)
Finance leases	(1.6)	(0.9)	1.4	—	(1.1)
Debenture loans per balance sheet	(961.7)	69.7	1.5	74.9	(815.6)
Debt due after one year
Debenture debt and bank loans	(1,465.2)	2.8	(2.6)	33.0	(1,432.0)
Finance leases	(0.7)	(0.7)	(1.4)	—	(2.8)
Long-term debt per balance sheet	(1,465.9)	2.1	(4.0)	33.0	(1,434.8)
Net (debt)	(942.2)	(65.7)	(2.5)	77.2	(933.2)

3.	Exceptional items

Included in the loss on disposal and termination of operations of £18.8 million (June 2003 £62.6m) within exceptional items, is a charge of £19.2 million (June 2003 £65.2m) in respect of the group’s exposure to asbestos liabilities arising from former business activities. The exceptional tax credit of £6.8 million (June 2003 £76.0m) includes a credit of £7.5 million (June 2003 £25.4m) which represents the taxation recoverable in respect of the asbestos related charge and a release of £nil (June 2003 £50.0m) relating to prior years. The net asbestos charge of £11.7 million maintains a gross cost provision for asbestos of £175.6 million ($319.8m). This level of provision will be reassessed at the year end based on underlying gross cost trends.

4.	Provisions

The obligations in respect of the Koppers’ environmental liabilities are recognised in provisions with a corresponding asset representing the amounts receivable under the insurance arrangements entered into in 1998. Under these arrangements the funding and risk of the environmental liabilities relating to the former Koppers company operations of Beazer PLC have been transferred to and underwritten by subsidiaries of two of the world’s largest reinsurance companies, Centre Solutions (a member of the Zurich Group) and Swiss Re.

The Company estimates that this insurance cover is sufficient to meet these costs. Factors which could cause actual remediation costs to differ from these estimates include (i) unknown adverse conditions arising at sites; (ii) third party claims in excess of estimates; (iii) changes to regulatory requirements for remedial technology; (iv) any other significant variations to assumptions made in support of these estimates.

5.	Joint-ventures and associates

	June 2004	June 2004	June 2004	June 2003	June 2003	June 2003
Group turnover before share of joint- ventures and associates	Gross turnover £m	Joint- ventures & associates £m	Group turnover £m	Gross turnover £m	Joint- ventures & associates £m	Group turnover £m
North America
Hanson Aggregates	432.6	22.6	410.0	403.8	31.4	372.4
Hanson Building Products	292.8	0.4	292.4	303.0	0.4	302.6
	725.4	23.0	702.4	706.8	31.8	675.0
UK
Hanson Aggregates	394.4	36.3	358.1	419.0	40.8	378.2
Hanson Building Products	156.7	—	156.7	155.9	—	155.9
	551.1	36.3	514.8	574.9	40.8	534.1
Australia	282.7	83.5	199.2	239.2	76.5	162.7

Continental Europe & Asia
Hanson Continental Europe & Marine	158.0	14.2	143.8	176.7	15.4	161.3
Hanson Asia Pacific	85.2	8.4	76.8	102.0	—	102.0
	243.2	22.6	220.6	278.7	15.4	263.3
Discontinued	6.1	—	6.1	115.4	0.2	115.2
	1,808.5	165.4	1,643.1	1,915.0	164.7	1,750.3

	June 2004	June 2004	June 2004	June 2003	June 2003	June 2003
Group operating profit before share of joint- ventures and associates	Gross operating profit £m	Joint- ventures & associates £m	Group operating profit £m	Gross operating profit £m	Joint- ventures & associates £m	Group operating profit £m
North America
Hanson Aggregates	32.6	1.3	31.3	21.2	2.1	19.1
Hanson Building Products	36.1	—	36.1	52.3	—	52.3
	68.7	1.3	67.4	73.5	2.1	71.4

UK
Hanson Aggregates	24.8	4.5	20.3	37.7	6.4	31.3
Hanson Building Products	18.9	—	18.9	22.4	—	22.4
	43.7	4.5	39.2	60.1	6.4	53.7

Australia	29.3	6.3	23.0	18.2	8.5	9.7

Continental Europe & Asia
Hanson Continental Europe & Marine	17.5	2.7	14.8	16.9	2.8	14.1
Hanson Asia Pacific	0.5	(0.7)	1.2	1.2	—	1.2
	18.0	2.0	16.0	18.1	2.8	15.3
Central items	(11.8)	—	(11.8)	(8.4)	—	(8.4)
Discontinued	0.2	—	0.2	(2.6)	—	(2.6)
Operating exceptional items	—	—	—	(3.5)	—	(3.5)
	148.1	14.1	134.0	155.4	19.8	135.6

6.	Dividends

The Board has declared an interim dividend of 5.35p per ordinary share payable on September 17, 2004 (September 24, 2004 for ADS and CDI holders) to those shareholders on the register at the close of business on August 27, 2004. The shares are expected to trade ex-dividend on August 25, 2004 (August 23, 2004 for CDI holders).

7.	Basis of preparation

The accounting policies used in the preparation of the interim financial information are the same as those used in the annual report and Form 20-F for the 12 months ended December 31, 2003. The tax charge is based on the estimated annual effective rate. The figures for the 12 months to December 31, 2003 are abridged and have been extracted from the statutory accounts filed with the Registrar of Companies on which the auditors issued an unqualified report. The interim financial information does not constitute statutory accounts as defined in section 240 of the Companies Act 1985.